0-13847

P.E. 7-31-02

02047085

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of a Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of JULY 2002

HIGHWOOD RESOURCES LTD.

Suite 715, 734 - 7th Avenue SW
Calgary, Alberta Canada T2P 3P8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGHWOOD
RESOURCES LTD.

M. Christiana Knight
Vice-President, Finance and Controller

Dated: 31 July 2002

HIGHWOOD RESOURCES LTD.

2002 SECOND QUARTER INTERIM REPORT

Report to the Shareholders of Highwood Resources Ltd. (the "Company")
for the three and six months ended June 30, 2002

OVERVIEW AND RESULTS OF OPERATIONS

Consolidated revenues for the second quarter of fiscal 2002 were $4,462,589 compared to $4,302,863 for the second quarter of 2001. Year to date revenues were $8,968,298, almost $200,000 higher than those for the same six-month period in 2001, representing an increase of 2%.

The Company experienced a net loss for the second quarter of $127,431 compared to a net loss of $108,012 for the second quarter of the prior year. The year to date loss for 2002 is $236,423 compared to the 2001 loss of $260,695, an improvement of 9%. The 2001 net loss included an adjustment for future income tax benefit of $188,101, while the 2002 results include an unusual item as an expense in the amount of $135,000. Consequently, the earnings from operations improved much more dramatically, by over 85% or $374,350 on a year to date basis.

The Company continues to operate with reduced operating lines and borrowing restrictions. The Company's principal lender has further reduced the Company's operating lines (see Liquidity and Capital Resources section) with all monies owed to the principal lender due and payable on September 30, 2002. The Company continues to seek alternative financing.

Talc sales continue to increase, with volumes for the first half of 2002 increasing by 78% over those for the same period in 2001. The increase has been predominantly in the higher value, micronized talc material, so that the corresponding revenues have almost doubled. Revenue from sales of filler grade barite is 4% below 2001 levels, with the shortfall being primarily in the coarser grade products. Dolomite sales are consistent with the prior year. Sales of products related to the natural resource industry proved disappointing in the second quarter due to a prolonged "spring break-up" season caused by bad weather. Mud grade barite and gypsum sales suffered as a result. By the end of the second quarter, however, levels were returning to normal and management feels that target sales volumes can be achieved for the balance of the year. Zeolite sales for the year are roughly 50% above 2001 levels, however sales for the balance of the year may be negatively impacted by the drought conditions in western Canada. Silica volumes, while lower than the unusually high levels of 2001, are consistent with prior years.

The Sino-Can joint venture has been experiencing increased competition in their market area, and this has resulted in revenues approximately 3% lower than those in the first half of 2002.

Gross margin for the second quarter of 2002 was $743,323 or 16.7% compared to $603,331 or 14.1% for the second quarter of 2001. On a year to date basis, the gross margin has increased from 13.6% to 16.3% from year to year. The improvement in gross margin is a combination of factors, which include price increases, a product mix that is more heavily weighted in higher margin products and efficiencies in the production process.

General and administrative expenses for the second quarter of 2002 were $383,737 compared to $370,847 for the second quarter of 2001, an increase of 3%. On a year to date basis, 2002 general and administrative expenses were $816,084, compared to $727,974 in 2001, an increase of 12%. The 2001 expenditures included two unusual recoveries totalling approximately $90,000 and the 2002 expenditures include about $112,000 in unusual costs relating to the re-financing efforts. Once the comparative numbers are adjusted for the effect of these unusual items, normal general and administrative costs actually decreased by over 14%.

Exploration expenses were lower year to date by $26,566 and for the quarter were $4,590 as compared to $18,264. Expenses will continue to be minimal for the balance of 2002.

Second quarter 2002 interest on debt was lower than in the second quarter of 2001 by 56%, or $69,224, which is a reflection of the fact that total bank indebtedness has dropped by approximately $3.2m since the second quarter of 2001. Management is continuing in its efforts to reduce overheads wherever possible and to optimise the use of working capital.

INCOME AND OTHER TAXES

The Company recorded a current tax expense in the second quarter of 2002 of $23,966 compared to a recovery of $4,622 in the second quarter of 2001. In the second quarter of 2001, the Company recorded a future income tax benefit of $84,143. Current tax expense recorded in the first half of 2002 was $46,398 compared to $20,354 in the first half of 2001. No future tax benefit has been recorded for the current year due to the uncertainty regarding the Company's future ability to make use of such an asset.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided from operating activities in the second quarter, before non-cash working capital adjustments was a cash inflow of $466,293 compared to a cash inflow of $126,816 for the same quarter in 2001. On a year to date basis, the cash inflow from operating activities in 2002 was $683,051 compared to $192,910 in the first half of 2001.

Working capital at June 30, 2002 was $4,933,699 compared to $2,576,819 at December 31, 2001, representing an increase of $2,356,880. Cash increased by $172,908 to $352,948 at June 30, 2002, and accounts receivable increased over the December 2001 amount by $678,544 to $3,208,806. Inventory levels declined by $899,446, as a result both of seasonality of operations and reduced purchases of raw material feedstock. Prepaid expenses and other assets decreased by $153,749. Accrued costs relating to the prospectus were included in the December 31, 2001 balance, but were netted against rights offering gross proceeds upon closing.

During the quarter, approval was sought and received from shareholders to issue shares in settlement for various services provided to the Company. As at June 30, 2002, the total outstanding shares were 39,858,305. A total of 1,694,444 new common shares will be issued in August 2002 pertaining to the aforementioned settlement, which will bring the total outstanding shares to 41,552,749.

Repayment of term debt during the quarter was $200,000 and total term debt repayment for the six months was $1,866,667, which included a required payment of $1,500,000 in addition to the regularly scheduled principal payments.

On July 12, 2002, the Company's principal lender drew down the $1.0 million dollar Standby Letter of Credit (issued by Dynatec Corporation on March 28, 2002) due to the failure of the Company to pay the $1.0 million dollars to its principal lender by June 30, 2002 as agreed to in the March 28, 2002 Supplemental Agreement to the Forbearance Agreement which amends the October 4, 2001 Forbearance Agreement. Of the $1.0 million dollar payment, $250,000 has been applied to the Company's term debt and $750,000 to the operating line. In addition to the aforementioned $750,000 reduction, the operating line limit has been further reduced, as required by the March 28, 2002 agreement, by an additional $250,000 leaving an outstanding balance of $2.0 million at July 12, 2002, while the term debt balance is $550,000. All monies owed by the Company to the principal lender are due and payable on September 30, 2002.

Dynatec Corporation may deliver to the Company a claim to be indemnified in respect of the $1.0 million dollars provided under the Standby Letter of Credit pursuant to the Indemnity and Security Agreement entered into between the Company and Dynatec Corporation, which require the Company to pay the amount claimed in 60 days. At present, Dynatec Corporation has not issued a claim for indemnification.

CAPITAL EXPENDITURES

Expenditures during the first half of 2002 were $105,821 as compared to $351,757 in the first half of 2001.

Expenditures for resource properties were $87,370, compared to $177,651 for the same period in 2001.

OUTLOOK

Management remains optimistic that the trend toward increased sales and profitability will continue. The focus remains on sales and marketing, particularly in the industrial filler product lines, as this is still where the largest potential for growth exists. It is anticipated that significant new business will continue to be obtained throughout the remainder of fiscal 2002. Sales of products relating to the oil and gas industry remain dependent upon the level of drilling activity, but the outlook for the remainder of the year is for an improvement over the first half.

The Sino-Can joint venture in China continues to perform well, although competitive pressures in China will present challenges. The relocation of the production facility continues, which will allow for more capacity to properly service and compete in the Chinese domestic and Asian export markets.

The Company continues its efforts to sell idle and redundant assets, with the intent of applying all proceeds against its debt.

While many challenges remain, Management remains focused and committed to returning the company to profitability. Sales continue to increase particularly in talc products with many new accounts in various stages of development. Overheads have been significantly reduced and positive results have been achieved in reducing production costs.

For more information please contact:

William Shaver, Chief Executive Officer
(905) 780-1980

Malcolm Kane, President
(403) 261-3999

Mailing Address:	Suite 715, 734 – 7th Avenue S.W. Calgary, Alberta T2P 3P8	
Website:	www.Highwood-Resources.com	
Listings:	The Toronto Stock Exchange OTC Bulletin Board	HWD HIWDF
Capitalization:	Shares issued and outstanding Diluted	39,858,305 41,483,305

HIGHWOOD RESOURCES LTD.
INTERIM REPORT TO SHAREHOLDERS

Consolidated Statements of (Loss) Earnings and (Deficit) Retained Earnings
(Canadian $)

		For the three months ended June 30 2002	For the three Months ended June 30 2001	**For the six months ended June 30 2002**	For the six months ended June 30 2001
		(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
REVENUE					
Sales		**$4,462,589**	$4,302,863	**$8,968,298**	$8,769,197
Cost of sales		**3,719,266**	3,699,532	**7,507,403**	7,579,115
		743,323	603,331	**1,460,895**	1,190,082
EXPENSES					
General and administrative		**383,737**	370,847	**816,084**	727,974
Depreciation and amortization		**283,298**	292,784	**567,596**	591,528
Exploration		**4,590**	18,264	**25,137**	51,703
Interest		**54,672**	123,896	**117,231**	258,380
		726,297	805,791	**1,526,048**	1,629,585
EARNINGS (LOSS) FROM OPERATIONS		**17,026**	(202,460)	**(65,153)**	(439,503)
Letter of credit fee (Note 9)		**(135,000)**	-	**(135,000)**	-
Interest income		**1,781**	5,683	**1,781**	11,061
Gain on sale of assets		**12,728**	-	**8,347**	-
		(120,491)	5,683	**(124,872)**	11,061
LOSS BEFORE INCOME TAXES		**(103,465)**	(196,777)	**(190,025)**	(428,442)
Income taxes (recovery)	- current	**23,966**	(4,622)	**46,398**	20,354
	- future	**-**	(84,143)	**-**	(188,101)
		23,966	(88,765)	**46,398**	(167,747)
Net loss		**(127,431)**	(108,012)	**(236,423)**	(260,695)
(Deficit) retained earnings, beginning of period		**(1,720,714)**	846,363	**(1,611,722)**	999,046
(Deficit) retained earnings, end of period		**($1,848,145)**	$738,351	**($1,848,145)**	$738,351
Loss per share, basic and diluted		**($0.003)**	($0.005)	**($0.006)**	($0.012)

HIGHWOOD RESOURCES LTD.
INTERIM REPORT TO SHAREHOLDERS

Consolidated Balance Sheets
(Canadian $)

	June 30 2002 (Unaudited)	December 31 2001 (Audited)
ASSETS		
Current		
Cash	**$352,948**	$180,040
Accounts receivable	**3,208,806**	2,530,262
Inventories	**8,085,942**	8,985,388
Prepaid expenses and other assets	**196,116**	349,865
	11,843,812	12,045,555
Capital assets - net	**9,720,288**	10,180,302
Resource properties (Note 4)	**5,886,356**	5,795,240
Deposits	**508,704**	441,520
	$27,959,160	$28,426,617
LIABILITIES		
Current		
Bank indebtedness (Note 5)	**$2,336,223**	$3,008,040
Accounts payable and accrued liabilities	**3,640,557**	3,660,696
Current portion of long-term debt (Note 5)	**833,333**	2,700,000
Current portion of reclamation costs	**100,000**	100,000
	6,910,113	9,468,736
Accrued reclamation costs	**810,138**	738,144
	7,720,251	10,206,880
BANK FINANCING AND GOING CONCERN (Notes 3 and 5)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**22,087,054**	19,831,459
Deficit	**(1,848,145)**	(1,611,722)
	20,238,909	18,219,737
	$27,959,160	$28,426,617

HIGHWOOD RESOURCES LTD.
INTERIM REPORT TO SHAREHOLDERS

Consolidated Cash Flow Statements
(Canadian $)

	For the three months ended June 30 2002	For the three months ended June 30 2001	**For the six months ended June 30 2002**	For the six months ended June 30 2001
	(Unaudited)	(Unaudited)	**(Unaudited)**	(Unaudited)
CASH FLOW RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING				
Net loss	**$(127,431)**	$(108,012)	**$(236,423)**	$(260,695)
Adjustments for:				
Depreciation and amortization	**283,298**	292,784	**567,596**	591,528
Future income taxes	**-**	(84,143)	**-**	(188,101)
Shares issued in exchange for services (Note 9)	**135,000**	-	**135,000**	-
Provision for reclamation	**38,154**	26,187	**75,225**	50,178
Gain on sale of assets	**(12,728)**	-	**(8,347)**	-
	316,293	126,816	**533,051**	192,910
Changes in non-cash working capital	**580,015**	261,868	**437,327**	425,803
	896,308	388,684	**970,378**	618,713
FINANCING				
Repayment of long-term debt	**(200,000)**	(166,667)	**(1,866,667)**	(400,000)
Issuance of common shares for cash (net of issue costs)	**(976)**	-	**1,970,595**	-
	(200,976)	(166,667)	**103,928**	(400,000)
INVESTING				
Proceeds (expenditures) for non-producing resource properties	**3,010**	(38,179)	**(46,530)**	(112,860)
Expenditures for resource properties	**(29,934)**	(33,027)	**(87,370)**	(177,651)
Capital asset additions	**(85,787)**	(135,816)	**(105,821)**	(351,757)
Reclamation expenditures	**(2,852)**	(26,028)	**(3,231)**	(26,096)
Net proceeds from sale of assets	**12,953**	-	**13,371**	-
	(102,610)	(233,050)	**(229,581)**	(668,364)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**592,722**	(11,033)	**844,725**	(449,651)
NET BANK INDEBTEDNESS, BEGINNING OF PERIOD	**(2,575,997)**	(2,767,379)	**(2,828,000)**	(2,328,761)
NET BANK INDEBTEDNESS, END OF PERIOD	**($1,983,275)**	(2,778,412)	**($1,983,275)**	($2,778,412)
Represented by:				
Cash in bank	**$352,948**	$475,891	**$352,948**	$475,891
Bank indebtedness	**(2,336,223)**	(3,254,303)	**(2,336,223)**	(3,254,303)
	($1,983,275)	($2,778,412)	**($1,983,275)**	($2,778,412)
SUPPLEMENTARY INFORMATION				
Cash interest paid	**$ 55,084**	$ 114,896	**$ 115,144**	$ 249,380
Cash taxes paid	**57,010**	119,943	**72,010**	145,143

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Highwood Resources Ltd. (the "Company") is a Canadian mineral resource company engaged in the mining, processing and marketing of industrial minerals. The Company has mining and processing facilities in North America and Southeast Asia and markets talc, barite, silica, gypsum, and zeolite products worldwide through an extensive distribution network. The Company also holds non-producing properties for future exploration and development, principally its Thor Lake mineral property. In January 1999, the Company acquired Canada Talc Limited, a long-established talc producer in Southeastern Ontario.

These consolidated interim financial statements follow the same accounting policies and methods as the most recent annual financial statements, except as noted below, and include all adjustments necessary to fairly present the results for the interim periods. Certain information and footnote disclosure normally included in the consolidated financial statements have been condensed or omitted. In the opinion of Management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002 due to the seasonal nature of operations.

These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended December 31, 2001.

2. CHANGE IN ACCOUNTING POLICY – STOCK BASED COMPENSATION PLAN

Effective January 1, 2002, the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (CICA) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair-value method of accounting.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair-value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair-value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

3. SIGNIFICANT ACCOUNTING POLICIES

Going concern basis of presentation

These consolidated financial statements are prepared on the going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

At December 31, 2000, the Company was in breach of certain debt covenants but was current with respect to required principal debt repayments. The Company anticipated that the sale of certain lands during the first six months of 2001 would provide sufficient cash to enable the company to eliminate breached debt covenants and to make required principal debt repayments.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Going concern basis of presentation (Continued)

Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker. Amongst other requirements, the re-negotiated agreement required a $1,500,000 principal payment on July 31, 2001, which the Company was unable to make, principally because the aforementioned planned sale of land did not occur. The lender made demand for payment of all its outstanding debt on September 4, 2001, but subsequently withdrew this demand by way of a Forbearance Agreement dated October 3, 2001. Under the terms of the Forbearance Agreement, the lender required a principal payment of $1,500,000 by December 15, 2001 and required that all remaining indebtedness be retired by March 31, 2002. The December 15, 2001 principal payment of $1,500,000 was made on January 15, 2002 upon successful completion of the Company's Rights Offering.

On March 28, 2002 the Company and the lender entered into a Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the lender required the Company to complete the sale of the previously mentioned sale of land by June 30, 2002 and to apply the greater of the net proceeds or $1,000,000 to the debt. Dynatec Corporation ("Dynatec"), a significant shareholder of the Company, agreed to guarantee this payment by way of a letter of credit in favour of the lender. Due to the inability of the Company to complete the aforementioned land sale, the required June 30, 2002 payment could not be made. As a result, the lender drew on the Dynatec letter of credit and applied the proceeds on a pro-rata basis to the operating line and the term debt. Additional terms of the supplemental agreement required that the operating line of credit be reduced by a further $250,000 at June 30, 2002 and that all indebtedness be repaid no later than September 30, 2002. The Company was able to meet the reduction in the operating line.

The Company's ability to continue as a going concern is dependent upon additional capital and or replacement debt financing and achieving profitable operations and cash flows. These financial statements do not include any adjustments or disclosures that may result from the Company's inability to continue as a going concern. If the going concern assumption is not appropriate for these financial statements, then adjustments would be necessary in the carrying value of assets and liabilities and reported income and balance sheet classification. The outcome of these matters cannot be predicted with any certainty at this time.

Non-producing resource properties

All exploration and development expenditures, less recoveries in the pre-production stage, relating to non-producing resource properties are deferred until such time as the properties are put into commercial production, sold or abandoned. Acquisition costs and deferred exploration and development expenditures on resource properties abandoned are written off. General exploration expenditures, which do not relate to specific resource properties, are written off in the year incurred.

The costs deferred at any time do not necessarily reflect present or future values. The recovery of such amounts is dependent upon economically recoverable reserves, the ability of the Company to obtain necessary financing and or joint venture partners to complete the development of its mineral properties and upon future profitable production. The Company does not accrue the estimated future costs of maintaining its resource properties in good standing.

Resource properties

The Company accounts for its investment in resource properties at cost. Direct development costs are capitalized until commercial production has commenced, at which time the costs will either be amortized on a unit-of-production basis or charged directly to operations. Provision will be made, where considered necessary based on an annual review of the properties, for permanent declines in the value of the properties.

4. NON-PRODUCING PROPERTIES – THOR LAKE

Highwood is the 100% owner of five mining leases, which comprise the Thor Lake property located in the Northwest Territories on the north shore of Great Slave Lake, and contains deposits of beryllium, tantalum and various other trace minerals. The Company's Thor Lake land use permit allows for preliminary mineral exploration activities but does not allow active mining, drilling and transportation of ore. Further land use applications need to be filed to obtain more extensive land use permits, and or water permits, to allow for potential future full scale mining activity to extract commercial quantities of ore. In the past, the Company has pursued the exploration of beryllium, with the intent of obtaining the required commercial mining permits required for commercial beryllium mining operations. However, no assurance exists that Highwood will be successful in obtaining the necessary land and water use permits, financing and/or commercial partners to commence mining and production of beryllium in the future. The Company has recently pursued the exploration of tantalum, a metal, which is also located on the Thor Lake property.

On May 25, 2001, the Company entered into a working rights and option agreement with Navigator Exploration Corp. ("Navigator") granting Navigator exclusive rights to prospect and explore the Thor Lake property and the right to acquire a 51% interest in certain sections of the property. Under the agreement, Navigator is required to incur at least $1,400,000 in exploration expenditures over a four-year period, commencing May 25, 2001. In addition, Navigator is required to pay the Company $115,000 over the same four year period. Upon Navigator having earned the 51% interest in the property, the intended commercial production and development of the Thor Lake property is to be governed by a Joint Venture Agreement, to be negotiated by the two parties. If Highwood declines to participate in the Joint Venture approved program, then Highwood's interest in the Thor Lake property will be diluted to potentially a 3% Net Smelter Return ("NSR") royalty. At any time after Highwood's interest has been converted to the 3% NSR royalty, Navigator may purchase Highwood's NSR royalty for $5,000,000.

The Thor Lake property is also subject to three net smelter returns royalty agreements totalling 5½% on all future production from the property. Pursuant to the Navigator agreement, Highwood entered into an amendment agreement with two of the aforementioned organizations to enable Highwood to purchase those companies 3% NSR over the next 12 years, for an amount ranging from $1,500,000 to $3,000,000 plus a price index escalation percentage after four years. The remaining royalty, results in the property being subject to an additional 2.5% NSR royalty and a buyout provision, which is currently estimated to be approximately $800,000.

At June 30, 2002, the Company's net carrying value of the investment is in the amount of $5,528,340, which may not necessarily reflect present and or future value recoverable value. Thor Lake has not reached commercial production and all expenditures to date relate to license acquisition costs and preliminary exploration and development activities. The recovery of the recorded costs is contingent upon the ability of the Company to recover economically the existing reserves, the ability of the Company to obtain necessary financing and land use permits, to complete the necessary exploration and development activities, and future profitable production, or earn NSR royalties.

5. BANK FINANCING

(a) Forbearance Agreement and Supplemental Agreement to the Forbearance Agreement

Effective April 30, 2001, the Company re-negotiated its lending arrangement with its principal banker due to certain covenants being breached at December 31, 2000.

In absence of demand, the reducing term loans have monthly principal repayments due in the amount of $33,333 each, and $1,500,000 was also due and payable prior to July 31, 2001. This $1,500,000 payment was not made and the lender did not waive the breach of this covenant, and therefore the Company was in default of its term loan agreement.

The lender made demand for payment on September 4, 2001, but subsequently withdrew this demand by way of a Forbearance Agreement dated October 3, 2001. Under the terms of this Forbearance Agreement, the Lender required that the Company reduce its operating loan balance by $500,000 at October 15, 2001, and a further $500,000 by December 31, 2001. Furthermore, the agreement noted that the Company was required to pay an additional $1,500,000 by December 15, 2001 out of the proceeds received from the rights offering expected to close on or around that date and that all indebtedness be retired by March 31, 2002. Both required reductions have been made, and the maximum credit available on the operating loan has been reduced to $3,000,000 as of January 1, 2002. The $1,500,000 required payment was subsequently made on January 15, 2002.

On March 28, 2002 the Company and the lender entered into a Supplemental Agreement to the Forbearance Agreement. Under the terms of this agreement, the lender required the Company to complete the sale of the previously mentioned land by June 30, 2002 and to apply the greater of the net proceeds or $1,000,000 to the debt. Due to the inability of the Company to complete the aforementioned land sale, the required June 30, 2002 payment could not be made. As a result, the lender drew on the Dynatec letter of credit and applied the proceeds on a pro-rata basis to the operating line and the term debt. Additional terms of the supplemental agreement required that the operating line of credit be reduced by a further $250,000 at June 30, 2002 and that all indebtedness be repaid no later than September 30, 2002. The Company was able to meet the reduction in the operating line.

(b) Letter of Credit

In conjunction with the Forbearance agreement, Dynatec Corporation ("Dynatec"), the Company's significant shareholder, agreed to provide a guarantee of the Company's obligation to make the $1,500,000 payment December 15, 2001, as previously required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender's discretion in whole or in part, at any time on or after December 16, 2001. As a result of a successful rights offering, the letter of credit was not drawn and has been returned to Dynatec.

In conjunction with the Supplemental Agreement to the Forbearance Agreement, Dynatec has agreed to provide a guarantee of the Company's obligation to make the $1,000,000 payment June 30, 2002, as required by the lender. As security for this guarantee, Dynatec has provided a letter of credit in favour of the lender, to be drawn at the lender's discretion in whole or in part, at any time on or after July 1, 2002. Due to the inability to fund the aforementioned payment, this letter of credit was drawn on, by the lender, July 12, 2002.

Dynatec Corporation may deliver to the Company a claim to be indemnified in respect of the $1.0 million dollars provided under the Standby Letter of Credit pursuant to the Indemnity and Security Agreement entered into between the Company and Dynatec Corporation, which require the Company to pay the amount claimed in 60 days. At present, Dynatec Corporation has not issued a claim for indemnification.

5. BANK FINANCING

(c) Indemnity Agreement

On November 21, 2001, the Company entered into an indemnity and security agreement with Dynatec, which provides for an indemnity to Dynatec by the Company for claims being made by the Company's principal lender pursuant to the Forbearance Agreement, Supplemental Agreement to the Forbearance Agreement, Dynatec Letters of Credit or the Dynatec Guarantees. In addition, the agreement provides for indemnity against losses, damages, costs, charges and expenses arising from such claims by the principal lender. As security for the Company's obligations under the Indemnity Agreement, the Company has granted Dynatec a security interest in all its property, assets and undertakings, subordinate to the prior payment to and security of the principal lender and its assignees.

6. SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of Shares	**Amount $**
Balance, December 31, 2001	21,855,458	**19,831,459**
Issued for cash pursuant to Rights Offering January 15, 2002	18,002,847	**2,250,356**
Issued in exchange for services (see Note 9)	-	**285,000**
Issue costs	-	**(279,761)**
Balance June 30, 2002	39,858,305	**22,087,054**

Stock options

A summary of the status of the Corporation's stock option plan as of December 31, 2001 and June 30, 2002 and the changes during the eighteen months ended June 30, 2002 is presented below:

	June 30, 2002		December 31, 2001	
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding, beginning of period	114,900	0.65	592,300	0.63
Granted	1,575,000	0.17	-	-
Exercised	-	-	-	-
Canceled/Expired	(64,900)	0.65	(477,400)	0.63
Outstanding, end of period	1,625,000	0.185	114,900	0.65

6. SHARE CAPITAL (Continued)

Exercise Price $	Number Outstanding At June 30, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price $	Number Exercisable At June 30, 2002	Weighted Average Exercise Price $
0.65	50,000	0.75 years	0.65	50,000	0.65
0.17	1,575,000	4.67 years	0.17	-	
0.17 - 0.65	1,625,000	4.55 years	0.185	50,000	0.65

In the second quarter of 2002, the Company granted 1,575,000 stock options at a weighted average exercise price of $0.17. If compensation costs for the stock options granted in 2002 had been determined based on the fair-value methodology, using the Black-Scholes option pricing model, the Company's net loss and loss per share, for the six months ended June 30, 2002, would have been increased to the pro forma amounts indicated below:

	June 30, 2002
Net loss as reported	($236,423)
Pro forma net earnings	($250,341)
Basic and diluted earnings per share as reported	($0.006)
Pro forma basic and diluted earnings per share	($0.007)

7. RELATED PARTY TRANSACTIONS

Dynatec Corporation, a significant shareholder of the Company, performs corporate administration services and technical work on behalf of the Company. Work and services are billed back at negotiated and contracted rates. For the second quarter of fiscal 2002, these services and related fees amounted to $287,432 (2001 - $25,615). For accounting purposes, these services have been recorded at the exchange amount, being the amount agreed upon by the parties.

Accounts payable and accrued liabilities includes an amount of $86,110 (2001 - $126,873) due to Dynatec. This amount is unsecured, non-interest bearing and has no fixed terms of repayment. Prepaid expenses include an amount of $150,000, which relates to the "Special Barite Fee" (Note 9). In addition, a "Letter of Credit Fee" was incurred in the amount of $135,000 (Note 9). Both the Special Barite Fee and the Letter of Credit Fee were settled by way of the issuance of shares (Note 9).

At June 30, 2002, a loan receivable from an officer of the Company was outstanding in an amount totalling $19,941 (2001 - $19,941). This amount was recorded at the carrying value and is secured, non-interest bearing and is due in full by September 2007.

8. SEGMENTED INFORMATION

	For The Three Months Ended June 30, 2002 $	For The Three Months Ended June 30, 2001 $	**For The Six Months Ended June 30, 2002 $**	For The Six Months Ended June 30, 2001 $
Revenue:				
Industrial Filler Products	**2,914,515**	2,577,254	**5,454,753**	4,944,287
Silica products	**683,352**	701,896	**1,285,901**	1,341,752
Natural Resource Industry Products	**864,722**	1,023,713	**2,227,644**	2,483,158
	4,462,589	4,302,863	**8,968,298**	8,769,197
Gross operating profits:				
Industrial Filler Products	**777,827**	626,353	**1,448,895**	1,298,663
Silica products	**233,093**	217,918	**432,605**	377,703
Natural Resource Industry Products	**211,923**	133,252	**512,014**	275,921
Operating overhead	**(479,520)**	(374,192)	**(932,619)**	(762,205)
	743,323	603,331	**1,460,895**	1,190,082
Administrative overhead	**383,737**	370,847	**816,084**	727,974
Amortization	**283,298**	292,784	**567,596**	591,528
Exploration	**4,590**	18,264	**25,137**	51,703
Interest expense	**54,672**	123,896	**117,231**	258,380
	726,297	805,791	**1,526,048**	1,629,585
(Loss) earnings before interest income, Sale of assets and income taxes	**17,026**	(202,460)	**(65,153)**	(439,503)
Expenditures for capital assets for the period:				
Industrial Filler products	**85,787**	116,771	**105,595**	223,061
Silica products	**-**	-	**-**	23,397
Natural Resource Industry products	**-**	19,045	**226**	105,299
	85,787	135,816	**105,821**	351,757

Total assets as at:	**June 30, 2002 $**	December 31, 2001 $
Industrial Filler Products	**15,265,014**	14,398,315
Silica Products	**2,552,674**	2,688,792
Natural Resource Industry Products	**3,066,659**	1,000,000
Limestone	**1,000,000**	3,855,806
Other	**6,074,813**	6,483,704
	27,959,160	28,426,617

9. COMMITMENTS

(a) Barite Option Agreement

On October 2, 2001, an "Option Agreement" was entered into by the Company and Dynatec whereby Dynatec agreed to import approximately 6,400 metric tonnes of low-grade barite on the Company's behalf and to store the material at the Company's Marmora plant facility. Under the terms of this agreement, the Company has been granted an exclusive option to purchase the material in whole or in part until April 30, 2003, at Dynatec's purchase cost plus the cost of financing the inventory.

In consideration for the Option Agreement and the provision of a letter of credit (as described in Note 5 relating to the Forbearance Agreement), the Option Agreement sets out two payments to be made to Dynatec, $150,000 (the "Special Barite Fee") and $75,000 (the "Letter of Credit Fee"). It was agreed that, subject to shareholder approval, Dynatec would subscribe to 978,261 common shares in the capital stock of the Company, in settlement of these fees. In light of the rights offering which closed January 15, 2002, approval was sought from shareholders to proportionately increase the number of shares to 1,250,000. Such approval was received in June 2002 and the shares were issued in August 2002.

As consideration for the $1,000,000 letter of credit provided by Dynatec in conjunction with the Supplemental Agreement to the Forbearance Agreement (Note 5), Dynatec is to be paid $60,000. It was agreed that subject to shareholder approval, Dynatec would subscribe for 444,444 common shares in the capital stock of the Company in settlement of these fees. Such approval was received in June 2002 and the shares have been issued in August 2002.

(b) Sino-Can Joint Venture

On September 30, 2001, Sino-Can entered into an agreement to purchase land and equipment in Guiyang, China in the amount of 2,200,000 RMB Yuan (Cdn$417,544). To date, 1,830,000 RMB Yuan (Cdn$349,654) has been paid, leaving 370,000 RMB Yuan (Cdn$67,890) due upon obtaining site use and housing certificates.

10. SUBSEQUENT EVENTS

The Company was unable to fund the $1,000,000 payment on June 30, 2002 as required under the terms of the Supplemental Forbearance Agreement referred to in Note 5. Consequently, on July 12, 2002 the lender exercised its right to draw on the Dynatec letter of credit. The proceeds of $1,000,000 were applied $250,000 to the term debt and $750,000 to reduce the operating line of credit. As at July 12, 2002, the limit on the operating line of credit has been reduced to $2,000,000.

Dynatec Corporation may deliver to the Company a claim to be indemnified in respect of the $1.0 million dollars provided under the Standby Letter of Credit pursuant to the Indemnity and Security Agreement entered into between the Company and Dynatec Corporation, which require the Company to pay the amount claimed in 60 days. At present, Dynatec Corporation has not issued a claim for indemnification.

11. COMPARATIVE BALANCES

Certain comparative balances have been reclassified to conform to the current period's presentation.